You may not send a completed printout of this form to the SEC to satisfy a filing obligaton. You can only satisfy an SEC filing obligation by submitting the information required by this form to the SEC in electronic format online at https://www.edgarfiling.sec.gov.

OMB APPROVAL	
OMB Number:	3235-0175
Expires:	June 30, 2022
Estimated average burden hours per response.....1.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: * JAMES O'NEIL SIMPSON LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):
41O N RACE VAN WERT OH. 45891

Telephone Number (including area code): 419 -908-1978

Name and address of agent for service of process:

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]** NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

* See footnote 1 to Item 1.

** See Instructions 4(b) and 4(f).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of VANWERT and state of OH. on the 4 day of MARCH 20 20 .

[SEAL]

Marcia L. Weldy
Notary Public
In and For the State of Ohio
Van Wert County
My Commission Expires
02 December 2022

Signature ______________________
(Name of Registrant)

BY ______________________
(Name of director, trustee or officer signing on behalf of Registrant)

Attest: Marcia L Weldy
(Name)

Notary
(Title)

2. Form of signature if registrant is an unincorporated investment company not having a board of directors.

Pursuant to the requirements of the Investment Company Act of 1940 the__________________(sponsor, trustee, or custodian)______________ of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of ____________ and state of ___________ on the _____ day of ___________ 20 ____ .

[SEAL]

Signature ______________________
(Name of Registrant)

BY ______________________
(Name of sponsor, trustee or custodian)

BY ______________________
(Name of officer of sponsor, trustee or custodian)

Attest: ______________________
(Name)

____
(Title)

____
(Title)

TRUSTS

SENDER: COMPLETE THIS SECTION	COMPLETE THIS SECTION ON DELIVERY
■ Complete items 1, 2, and 3. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Signature X ☐ Agent ☐ Addressee B. Received by (Printed Name) C. Date of Delivery
1. Article Addressed to: Analysis and Control Division 1500 Pennsylvania AVE NW 20220	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No Received SEP 11 2017
9590 9402 2912 7094 3483 99	3. Service Type ☐ Adult Signature ☐ Adult Signature Restricted Delivery ☐ Certified Mail® ☐ Certified Mail Restricted Delivery ☐ Collect on Delivery ☐ Collect on Delivery Restricted Delivery ☐ Insured Mail ☐ Insured Mail Restricted Delivery (over $500) ☐ Priority Mail Express® ☐ Registered Mail™ ☐ Registered Mail Restricted Delivery ☐ Return Receipt for Merchandise ☐ Signature Confirmation™ ☐ Signature Confirmation Restricted Delivery
2. Article Number (Transfer from service label)	

PS Form 3811, July 2015 PSN 7530-02-000-9053 Domestic Return Receipt

SENDER: COMPLETE THIS SECTION	COMPLETE THIS SECTION ON DELIVERY
■ Complete items 1, 2, and 3. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Signature X ☐ Agent ☐ Addressee B. Received by (Printed Name) C. Date of Delivery
1. Article Addressed to: partment of the Treasury ternal Revenue Service ter Austin, TX 73301	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No RECEIVED U 330 2016 AUSTIN, TEXAS
9590 9403 0242 5155 9156 82	3. Service Type ☐ Adult Signature ☐ Adult Signature Restricted Delivery ☐ Certified Mail® ☐ Certified Mail Restricted Delivery ☐ Collect on Delivery ☐ Collect on Delivery Restricted Delivery ☐ Insured Mail ☐ Insured Mail Restricted Delivery (over $500) ☐ Priority Mail Express® ☐ Registered Mail™ ☐ Registered Mail Restricted Delivery ☐ Return Receipt for Merchandise ☐ Signature Confirmation™ ☐ Signature Confirmation Restricted Delivery
2. Article Number (Transfer from service label)	

PS Form 3811, April 2015 PSN 7530-02-000-9053 Domestic Return Receipt